Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Callon Petroleum Company
Commission File No.: 001-14039

On January 4, 2024, Joseph C. Gatto, Jr., the President and Chief Executive Officer of Callon Petroleum Company ("Callon"), distributed the following communication to Callon employees:
APA to Acquire Callon
Town Hall and Informational Meetings Today
Dear Team,
This morning, we announced that Callon has agreed to be acquired by APA Corporation in an all-stock transaction valued at approximately $4.5 billion. This transaction is testament to this team’s collective efforts to build and operate a well-regarded position in the Permian Basin, and I couldn’t be prouder of what we have accomplished together.
In this all-stock transaction, each share of Callon stock will be exchanged for 1.0425 shares of APA stock, representing an implied value for each Callon share of $38.31 (a 13.9% premium to yesterday’s close). The transaction is expected to close during the second quarter of 2024, subject to regulatory and shareholder approvals.
After considerable dialogue with our Board, we believe this transaction with APA represents the best path forward for Callon. Ultimately, in the rapidly consolidating energy industry with competitors of increasing size, we believe this combination with APA is the natural next step in the evolution of Callon, immediately unlocking significant opportunities for our company that otherwise would not have been possible in the near-term.
Through this combination, APA will bring more capital to develop our asset base with more activity and additional flexibility for experimentation and investment in delineating new opportunities. Employees and shareholders alike can benefit from the combined company’s high-quality Permian operation as well as exposure to world-class conventional assets and exploration upside. Importantly to me, APA and its leaders also share our values, a people-centric culture, and our commitment to safe and responsible operations.
For those unfamiliar with APA Corporation (the successor entity to Apache), like Callon, APA has a long history in the oil and gas business dating back to the 1950s. Today, APA produces over 400,000 boepd mainly in the Permian Basin, Egypt and the United Kingdom. The company is also advancing a large-scale development offshore Suriname and maintains a differentiated exploration portfolio, including offshore Uruguay and in Alaska.
As we begin this next chapter, we recognize it comes with many questions regarding how the transaction affects each of you. Along with APA, we are committed to keeping you informed throughout the transaction process – with respect for our employees top of mind.
Starting today, you will have multiple opportunities to learn more about the transaction, APA and what it means for you:
•Investor call, today at 7:30 AM CT. The conference call will be webcast from APA’s website at http://www.apacorp.com
•Virtual All Employee Townhall, today at 10:00 AM CT (invite to follow) Following the Townhall we will open an Online Q&A Portal to capture your many questions. We will send a notice when the portal is open.
•In-Person Meeting Houston, with Joe and APA Corporation CEO John Christmann, today at 1:00 PM CT (invite to follow)
•In-Person Meeting Permian, with Joe and APA Corporation CEO John Christmann on Monday, January 8th at 10:00 AM (virtual option available; invite to follow)

•Virtual meeting with HR including Q&A, this Friday, January 5th at 10:00 AM
On behalf of the Board and our leadership team, thank you for your hard work, commitment, and continued support of each other and our company. In the days and weeks ahead, we are counting on you to continue running our business in a safe and responsible manner with the same pride that has gotten us here.
Joe
No Offer or Solicitation
Communications in this e-mail are for informational purposes only and are not intended to and do not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Additional Information and Where to Find It
In connection with the proposed transaction, APA will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Callon and APA and a prospectus of APA (the “Joint Proxy Statement/Prospectus”). The proposed transaction will be submitted to Callon’s stockholders and APA’s stockholders for their consideration. Callon and APA may also file other documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be sent to the stockholders of Callon and APA. This e-mail is not a substitute for the Registration Statement and Joint Proxy Statement/Prospectus that will be filed with the SEC or any other document that Callon or APA may file with the SEC and send to Callon’s stockholders and/or APA’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND APA ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, APA, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus, as each may be amended or supplemented from time to time, and all other relevant documents that are filed or will be filed with the SEC (when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Callon will be made available free of charge on Callon’s website at http://www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by APA will be available free of charge on APA’s website at https://www.apacorp.com.
Participants in the Proxy Solicitation
Callon, APA and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s stockholders and APA’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on March 13, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Callon’s website at http://www.callon.com. Information regarding the executive officers and directors of APA is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing APA’s website at http://www.apacorp.com. Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Callon and

APA, potential investors and other readers should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this e-mail concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or APA’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s stockholders or APA’s stockholders to approve the transaction and related matters; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction -related issues; the ultimate timing, outcome and results of integrating the operations of Callon and APA; the effects of the business combination of Callon and APA, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2022 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, each of which is on file with the SEC and available on Callon’s website at http://www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in APA’s Annual Report on Form 10-K for the year ended December 31, 2022 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, each of which is on file with the SEC and available on APA’s website at http://www.apacorp.com under the “Investors” tab, and in other documents APA files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor APA assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.